Exhibit 99.1

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

September 30, 2011

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	September 30,	December 31,
	2011	2010

ASSETS

Current
Cash	$10,477,360	$21,296,169
Receivables	324,446	309,079
Prepaid expenses	1,304,988	1,140,253

Total current assets	12,106,794	22,745,501

Investments (Note 5)	-	5,564,502
Equipment (Note 6)	808,999	766,309
Mineral property interests (Note 7)	51,608,255	51,977,982
Other assets	247,240	185,287
Equity investment - joint venture (Notes 5 and 7)	126,491	119,517

Total assets	$64,897,779	$81,359,098

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,785,274	$1,477,300

Loans payable to Oyu Tolgoi LLC (Note 8)	3,794,158	1,783,692
Deferred income tax liabilities	9,933,780	14,374,498

Total liabilities	15,513,212	17,635,490

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 9)	152,544,021	149,791,943
115,522,072 (December 31, 2010 - 114,354,925) issued and outstanding
Additional paid-in capital	17,305,156	16,871,401
Accumulated other comprehensive income (Note 12)	692,293	5,750,714
Accumulated deficit during the exploration stage	(121,156,903)	(108,690,450)

Total stockholders' equity	49,384,567	63,723,608

Total liabilities and stockholders' equity	$64,897,779	$81,359,098
Nature of operations (Note 1)
Commitments (Note 14)
Subsequent events (Note 16)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in United States dollars)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Inception (July 19,1995) to September 30, 2011

EXPENSES
Exploration (Note 7)	$3,662,130	$4,496,968	$13,007,936	$8,116,644	$80,084,085
General and administration	1,210,010	1,891,048	4,579,664	3,818,810	46,924,585
Depreciation	46,564	14,660	153,127	93,423	1,233,319
Loss (gain) on sale of mineral property interest (Note 15)	26,033	-	(99,883)	-	(99,883)
Impairment of mineral property interests	221,522	-	221,522	-	221,522
Foreign exchange loss (gain)	(71,046)	(175,994)	276,525	(307,030)	54,519
Loss from operations	(5,095,213)	(6,226,682)	(18,138,891)	(11,721,847)	(128,418,147)
Gain on sale of investments (Note 5)	1,178,254	-	3,326,275	-	3,326,275
Interest income	35,452	80,251	185,740	192,477	5,083,209
Loss from equity investee (Note 5)	(593,087)	(401,539)	(1,882,695)	(597,326)	(3,404,239)
Fair value adjustment of asset
backed commercial paper (Note 5)	-	-	-	-	(2,332,531)
Loss from operations before income taxes	(4,474,594)	(6,547,970)	(16,509,571)	(12,126,696)	(125,745,433)
Deferred income tax recovery	968,356	-	4,043,118	-	4,588,530
Net loss	$(3,506,238)	$(6,547,970)	$(12,466,453)	$(12,126,696)	$(121,156,903)

Comprehensive loss:
Net loss	$(3,506,238)	$(6,547,970)	$(12,466,453)	$(12,126,696)	$(121,156,903)
Unrealized gain (loss) on available
for sale securities (Note 12)	(1,289,069)	486,648	(2,747,997)	670,364	-
Foreign currency translation adjustment (Note 12)	(4,276,782)	1,967,834	(2,310,424)	1,345,129	692,293
Comprehensive loss	$(9,072,089)	$(4,093,488)	$(17,524,874)	$(10,111,203)	$(120,464,610)

Basic and diluted net loss per share	$(0.03)	$(0.06)	$(0.11)	$(0.12)
Weighted average number of common shares outstanding	114,832,406	113,581,788	114,396,135	103,045,601
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited - Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, September 30, 2010	113,722,418	$148,199,684	$14,977,369	$2,098,046	$(100,747,739)	$64,527,360
Shares issued:
Exercise of stock options	590,007	1,478,229	(573,021)	-	-	905,208
Mineral property interests	42,500	114,030	-	-	-	114,030
Stock-based compensation	-	-	2,467,053	-	-	2,467,053
Foreign currency translation adjustment	-	-	-	2,138,516	-	2,138,516
Unrealized gain on available for sale securities	-	-	-	1,514,152	-	1,514,152
Net loss	-	-	-	-	(7,942,711)	(7,942,711)
Balance, December 31, 2010	114,354,925	$149,791,943	$16,871,401	$5,750,714	$(108,690,450)	$63,723,608
Shares issued:
Exercise of stock options	155,800	573,835	(220,341)	-	-	353,494
Mineral property interests	40,000	122,189	-	-	-	122,189
Stock-based compensation	-	-	544,969	-	-	544,969
Foreign currency translation adjustment	-	-	-	1,493,659	-	1,493,659
Unrealized gain on available for sale securities	-	-	-	610,935	-	610,935
Net loss	-	-	-	-	(5,342,265)	(5,342,265)
Balance, March 31, 2011	114,550,725	$150,487,967	$17,196,029	$7,855,308	$(114,032,715)	$61,506,589
Shares issued:
Exercise of stock options	114,039	145,158	(96,802)	-	-	48,356
Stock-based compensation	-	-	138,077	-	-	138,077
Foreign currency translation adjustment	-	-	-	472,699	-	472,699
Changes in available for sale securities	-	-	-	(2,069,863)	-	(2,069,863)
Net loss	-	-	-	-	(3,617,950)	(3,617,950)
Balance, June 30, 2011	114,664,764	$150,633,125	$17,237,304	$6,258,144	$(117,650,665)	$56,477,908
Shares issued:
Exercise of stock options	157,308	331,728	(125,112)	-	-	206,616
Mineral property interests	700,000	1,579,168	-	-	-	1,579,168
Stock-based compensation	-	-	192,964	-	-	192,964
Foreign currency translation adjustment	-	-	-	(4,276,782)	-	(4,276,782)
Changes in available for sale securities	-	-	-	(1,289,069)	-	(1,289,069)
Net loss	-	-	-	-	(3,506,238)	(3,506,238)
Balance, September 30, 2011	115,522,072	$152,544,021	$17,305,156	$692,293	$(121,156,903)	$49,384,567

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Inception (July 19,1995) to September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,506,238)	$(6,547,970)	$(12,466,453)	$(12,126,696)	$(121,156,903)
Items not affecting cash:
Depreciation	46,564	14,660	153,127	93,423	1,233,319
Stock-based compensation	192,964	430,792	876,010	430,792	21,430,731
Fair value adjustment of asset backed
commercial paper	-	-	-	-	2,332,531
Escrow shares compensation	-	-	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	-	-	4,052,698
Loss from equity investee	593,087	401,538	1,882,695	597,326	3,404,239
Deferred income tax recovery	(968,356)	-	(4,043,118)	-	(4,588,530)
Loss (gain) on sale of mineral property interest	26,033	-	(99,883)	-	(99,883)
Impairment of mineral property interests	221,522	-	221,522	-	221,522
Gain on sale of investments	(1,178,254)	-	(3,326,275)	-	(3,326,275)
Other items not affecting cash	-	16,509	8,461	25,788	229,057
Changes in assets and liabilities:
Receivables	(98,071)	73,391	(30,396)	5,913	(298,427)
Receivables - Oyu Tolgoi LLC	-	702,028	-	702,028	64,194
Prepaid expenses	(707,352)	(233,496)	(227,197)	109,681	(1,243,029)
Accounts payable and accrued liabilities	(825,203)	761,687	414,504	850,649	1,488,801
Net cash used in operating activities	(6,203,304)	(4,380,861)	(16,637,003)	(9,311,096)	(94,254,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	206,616	271,838	608,466	1,794,520	115,299,928
Share issue costs	-	-	-	(147,228)	(3,693,148)
Loan payable to Oyu Tolgoi LLC	-	-	-	-	376,230
Net cash provided by financing activities	206,616	271,838	608,466	1,647,292	111,983,010

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of PacMag Metals Limited	-	-	-	959,437	837,263
Mineral property interest	-	(18,366)	-	(72,873)	(217,093)
Mineral Property Interest - Bond Payments	-	35	(62,819)	(79,047)	(211,880)
Joint venture - Oyu Tolgoi LLC	-	-	-	-	(366,595)
Purchase of asset backed
commercial paper	-	-	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	(560,476)	-	(7,388,397)	(7,465,495)
Acquisition of equipment	(22,752)	(13,053)	(223,019)	(76,011)	(2,087,562)
Proceeds from sale of mineral property interest	-	-	125,916	-	125,916
Proceeds from sale of investments	2,727,407	-	5,901,615	-	5,901,615
Net cash provided by (used in) investing activities	2,704,655	(591,860)	5,741,693	(6,656,891)	(7,514,953)

Effect of foreign currency translation on cash	(1,509,277)	791,757	(531,965)	215,128	263,426

Change in cash during the period	(4,801,310)	(3,909,126)	(10,818,809)	(14,105,567)	10,477,360
Cash, beginning of period	15,278,670	30,163,995	21,296,169	40,360,436	-

Cash, end of period	$10,477,360	$26,254,869	$10,477,360	$26,254,869	$10,477,360

Cash paid for interest during the period	$-	$-	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-	$-	$-
Supplemental disclosure with respect to cash flows (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

1.	NATURE OF OPERATIONS

Entrée Gold Inc. ("Entrée" or the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia).  The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company currently earns no operating revenues.  Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations.

2.	BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2010. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2010.

4.	ACQUISITIONS

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) ("PacMag") on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 and amended by a Deed of Variation dated April 12, 2010 with PacMag, by way of schemes of arrangement (the "Schemes") under the laws of Australia. The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entrée acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010.  All outstanding options to purchase PacMag shares were cancelled pursuant to the Schemes.

As consideration to former shareholders and option holders of PacMag, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for total consideration of $35,768,281.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

4.	ACQUISITIONS (cont’d...)

The Company allocated the consideration to assets acquired and liabilities assumed as follows:

Cash	$837,263
Receivables and deposits	174,440
Investments	895,273
Mineral property interests	47,979,966
Equipment	1,488
Accounts payables and accrued liabilities	(128,689)
Deferred income tax liability	(13,991,460)
$35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

5.	INVESTMENTS

Investments are summarized as follows:

	September 30, 2011	December 31, 2010
Asset Backed Commercial Paper	$-	$2,638,185
Australian Listed Equity	-	2,926,317
	$-	$5,564,502

Asset Backed Commercial Paper

In September 2011, the Company sold its asset backed notes (“AB Notes”) with a face value of C$4,007,068, and an expected maturity date of December 20, 2016, for gross cash proceeds of $2,727,407, net of taxes.  Entrée had designated the notes as available for sale and the notes were recorded at fair value using a discounted cash flow approach (December 31, 2010 – C$2,623,998).  The Company recorded a gain on sale of investments of $1,178,254 for the nine months ended September 30, 2011.

Australia Listed Equity Securities

In April 2011, the Company sold its Australian listed securities for gross cash proceeds of $3,174,208, net of taxes.  The Company recorded a gain on sale of investments of $2,148,021 for the nine months ended September 30, 2011.

Equity Method Investment

The Company has a 20% interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Ivanhoe Mines Ltd. (Note 7).  At September 30, 2011, the Company’s investment in the joint venture was $126,491 (December 31, 2010 - $119,517). The Company’s share of the loss of the joint venture is $1,882,695 for the nine months ended September 30, 2011 (September 30, 2010 - $597,326).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

6.	EQUIPMENT

		September 30, 2011			December 31, 2010
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$129,375	$81,249	$48,126	$128,546	$77,718	$50,828
Computer equipment	600,538	325,945	274,593	582,103	317,101	265,002
Field equipment	632,011	287,486	344,525	542,662	255,423	287,239
Buildings	425,118	283,363	141,755	444,041	280,801	163,240
	$1,787,042	$978,043	$808,999	$1,697,352	$931,043	$766,309

7.	MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are the Lookout Hill copper-gold property in Mongolia, and the Ann Mason copper-molybdenum property in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009.

In October 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines Ltd. ("Ivanhoe Mines").  Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of Entrée, and was granted the right to earn a beneficial interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property").  Most of Ivanhoe Mines’ rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC.  The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Ivanhoe Mines.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property.  OTLLC earned an 80% beneficial ownership interest in all minerals extracted below a sub-surface depth of 560 meters from the Joint Venture Property and a 70% beneficial ownership interest in all minerals extracted from surface to a depth of 560 meters from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

Entrée holds title to the Joint Venture Property in trust for the Entrée-OTLLC Joint Venture.  The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% legally and beneficially owned by Entrée, but is subject to a first right of refusal by OTLLC.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

7.	MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of September 30, 2011, the Entrée-OTLLC Joint Venture had expended approximately $18.1 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

Entrée has a 100% interest in the Ann Mason property in Nevada, which it acquired in June 2010 through the acquisition of PacMag.  The Ann Mason property hosts the Ann Mason copper-molybdenum porphyry deposit and the Blue Hill copper oxide-sulphide target.

Other Properties

The Company also has interests in non-material properties in Mongolia, the United States, Australia and Peru.  In the financial year ended December 31, 2010, the Company determined not to proceed with its exploration properties in Canada and China.  Non-material properties on which significant exploration costs were expensed include the following:

Blackjack, Nevada, United States

On August 26, 2010, the Company acquired a 51% interest in the Blackjack property from Honey Badger Exploration Inc. ("Honey Badger") after incurring expenditures of $900,000 on the property, issuing 37,500 shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property.  On July 27, 2011, the Company acquired Honey Badger’s remaining 49% interest in the Blackjack property, by issuing 550,000 shares and paying $650,000 to Honey Badger.  Certain of the claims are subject to an underlying mining lease and option to purchase agreement with two individuals.  The underlying agreement provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be brought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June 2011 and continuing until the commencement of sustained commercial production.  The advance payments will be credited against future net smelter returns royalty payments.

Roulette, Nevada, United States

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”), the wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian Minerals"), whereby the Company may acquire an 80% interest in the Roulette property.  In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 shares of the Company within three years; (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.  In accordance with the agreement, the Company has completed minimum exploration expenditures of $600,000, issued 85,000 shares and made payments totalling $140,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

7.	MINERAL PROPERTY INTERESTS (cont’d...)

   Other Properties (cont’d...)

Australia Properties

The Company has a number of mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, including the Blue Rose joint venture and the Mystique farm-out.  The Company holds a 51% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining the remaining 49% interest.  The Company has a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Energy Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending $1 million by September 2012 and a 75% interest by expending $2.5 million by September 2014.  Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.

Acquisition costs capitalized are summarized as follows:

	September 30, 2011	December 31, 2010

USA
Ann Mason	$47,716,864	$49,829,801
Blackjack	1,798,646	107,011
Empirical	561,102	268,701
Other	302,959	458,798
Roulette	276,107	274,308
Bisbee	-	68,796
Total USA	50,655,678	51,007,415

AUSTRALIA
Blue Rose JV	547,144	557,464
Mystique	405,433	413,103
Total Australia	952,577	970,567

Total all locations	$51,608,255	$51,977,982

Exploration costs expensed are summarized as follows:

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

US	$2,922,151	$1,439,123	$10,585,946	$2,386,533
Mongolia	667,094	2,818,389	2,175,660	4,905,985
Other	72,885	239,456	246,330	824,126

Total all locations	$3,662,130	$4,496,968	$13,007,936	$8,116,644

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

8.	LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

9.	COMMON STOCK

Share issuances

During the nine months ended September 30, 2011, the Company issued 427,147 common shares for cash proceeds of $608,466 on the exercise of stock options. The fair value recorded when the options were granted of $442,255 has been transferred from additional paid–in capital to common stock on the exercise of the options.

During the nine months ended September 30, 2011, the company issued 740,000 common shares in payment of mineral property acquisitions valued at $1,701,357 which have been capitalized as mineral property interests.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2011, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company.  Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period.  Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

9.	COMMON STOCK (cont’d…)

Stock options (cont’d…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2009	10,907,800	1.86
Granted	1,737,500	2.77
Exercised	(2,122,278)	1.66
Cancelled	(1,212,722)	1.74
Expired	(17,500)	1.71
Balance at December 31, 2010	9,292,800	2.09
Granted	325,000	3.27
Exercised	(155,800)	2.23
Expired	(5,000)	2.60
Balance at March 31, 2011	9,457,000	2.13
Exercised	(114,039)	1.32
Cancelled	(110,961)	1.32
Balance at June 30, 2011	9,232,000	2.15
Granted	250,000	2.12
Exercised	(157,308)	1.34
Cancelled	(46,192)	1.32
Expired	(37,500)	2.31
Balance at September 30, 2011	9,241,000	2.17

There were 575,000 stock options granted during the nine months ended September 30, 2011 with a weighted average exercise price of C$2.77 and a weighted average fair value of C$1.64 (September 30, 2010 – C$1.48).  The number of stock options exercisable at September 30, 2011 was 8,916,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

9.	COMMON STOCK (cont’d…)

Stock options (cont’d…)

At September 30, 2011, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

50,000	1.77	-	January 22, 2012	50,000	-
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	500,000	-
462,500	2.30	-	May 31, 2012	462,500	-
1,364,500	2.00	-	April 3, 2013	1,364,500	-
12,500	1.55	-	May 21, 2013	12,500	-
125,000	2.02	-	July 17, 2013	125,000	-
1,092,000	1.55	-	September 17, 2013	1,092,000	-
5,000	1.55	-	October 10, 2013	5,000	-
1,417,000	1.32	170,040	February 12, 2014	1,417,000	170,040
1,707,500	2.60	-	December 29, 2014	1,707,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,430,000	2.86	-	November 22, 2015	1,430,000	-
200,000	3.47	-	January 4, 2016	150,000	-
125,000	2.94	-	March 8, 2016	100,000	-
150,000	2.05	-	July 7, 2016	-	-
100,000	2.23	-	July 15, 2016	-	-
9,241,000		$ 170,040		8,916,000	$ 170,040

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$1.44 per share as of September 30, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of September 30, 2011 was 1,417,000. The total intrinsic value of options exercised during the nine months ended September 30, 2011 was $427,483 (September 30, 2010 - $2,181,687).

Stock-based compensation

575,000 stock options were granted during the nine months ended September 30, 2011. The fair value of stock options granted during the nine months ended September 30, 2011 was $944,319 (September 30, 2010 - $1,250,242).  250,000 options were vested and fully recognized upon grant, 62,500 options will be fully vested in 2011, and the remaining 262,500 will be fully vested in 2012.  Stock-based compensation recognized during the nine months ended September 30, 2011 was $876,010 (September 30, 2010 - $430,792) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

9.	COMMON STOCK (cont’d…)

Stock-based compensation (cont’d…)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Cumulative to September 30, 2011
Exploration	$61,426	$-	$108,847	$-	$3,769,905
General and administration	131,538	430,792	767,163	430,792	17,660,826
	$192,964	$430,792	$876,010	$430,792	$21,430,731

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	September 30, 2011	December 31, 2010

Risk-free interest rate	2.06%	1.84%
Expected life of options (years)	4.2	5.0
Annualized volatility	74%	78%
Dividend rate	0.00%	0.00%

10.	SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	September 30, 2011	December 31, 2010

Identifiable assets
USA	$52,109,187	$51,790,144
Canada	9,387,979	23,603,838
Australia	1,932,397	4,778,311
Mongolia	1,420,128	1,027,622
Peru	29,641	121,128
China	18,447	38,055
	$64,897,779	$81,359,098

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

11.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2011, the Company had Level 1 financial instruments, consisting of cash, with a fair value of $10,477,360.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

Accumulated OCI, beginning of period:
Currency translation adjustment	$4,969,075	$(1,103,633)	$3,002,717	$(480,928)
Available for sale securities	1,289,069	747,197	2,747,997	563,481
	$6,258,144	$(356,436)	$5,750,714	$82,553

Other comprehensive income (loss) for the period:
Currency translation adjustments	$(4,276,782)	$1,967,834	$(2,310,424)	$1,345,129
Unrealized gain on available for sale
investments	-	486,648	715,428	670,364
Release of OCI on available for sale
investments	(1,289,069)	-	(3,463,425)	-
Other comprehensive income (loss) for the period:	$(5,565,851)	$2,454,482	$(5,058,421)	$2,015,493

Accumulated OCI, end of period:
Currency translation adjustment	$692,293	$864,201	$692,293	$864,201
Available for sale securities	-	1,233,845	-	1,233,845
	$692,293	$2,098,046	$692,293	$2,098,046

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
 (Unaudited – Expressed in United States dollars)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine months ended September 30, 2011 consisted of the following items:

•
issuance of 740,000 common shares (September 30, 2010 – 110,000) in payment of mineral property acquisitions valued at $1,701,357 (September 30, 2010 - $268,254) which have been capitalized as mineral property interests.

•	funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $1,882,695.

14.	COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2011	$94,204
2012	280,934
2013	192,128
2014	212,604
2015	216,627
2016	219,501
2017	91,459
$1,307,457

The Company incurred lease expense of $275,126 (September 30, 2010 – $231,555) for the nine months ended September 30, 2011.

15.	TRANSACTIONS WITH RELATED PARTIES

On June 13, 2011, the Company sold its 100% interest in the Rainbow Canyon property to Acrex Ventures Ltd. (“Acrex”), for $125,000 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million.  At the date of the transaction, Acrex was related to the Company by way of a common director.

16.	SUBSEQUENT EVENTS

Subsequent to September 30, 2011:

The Company issued 12,500 common shares and paid $50,000 to Bronco Creek and confirmed that it had satisfied all of its Year 2 obligations under their agreement, including incurring $600,000 in cumulative expenditures on the Roulette property (Note 7).

On September 20, 2011, the Company entered into a purchase and sale agreement with a private Mongolian company to sell the Togoot license for cash consideration of approximately $1.6 million.  The transaction is expected to close in the fourth quarter of 2011.  OTLLC did not exercise its right of first refusal with respect to the sale.